Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-119730

                                   PROSPECTUS


                               LeCROY CORPORATION

                                  28,571 Shares
                          Common Stock, $.01 Par Value
                              ____________________


         This prospectus relates to up to 28,571 shares of our common stock, par value $.01 per share, being sold by the selling stockholder named in this prospectus for its own account. See the "Selling Stockholder" section of this prospectus for further information. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. The shares offered will be issued to the selling stockholder only if it exercises a warrant for the purchase of shares of our common stock at an exercise price of $17.50 per share, subject to adjustment. We will receive proceeds in the amount of the exercise price multiplied by the number of shares purchased under the warrant, or up to $499,992.50, if all shares purchasable thereunder are purchased at the current exercise price and with cash. See "Use of Proceeds" on page 21. Our common stock is traded on the Nasdaq National Market under the symbol "LCRY." On October 29, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $16.83 per share.


         We will pay all of the expenses incident to the registration of these shares, estimated to be $28,062.

         All or a portion of these shares may be disposed of by the selling stockholder hereunder from time to time in one or a combination of the following transactions: (a) transactions (which may involve block transactions) on the Nasdaq National Market, or otherwise, at market prices prevailing at the time of sale or at prices related to such prevailing market prices; or (b) privately negotiated transactions at negotiated prices, including underwritten offerings. The selling stockholder may effect such transactions by selling the shares directly to purchasers or by selling the shares to or through underwriters, brokers, or dealers, and such underwriters, brokers or dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder or the purchasers of the shares for whom such underwriters, brokers, or dealers may act as agent, or to whom they sell as principal, or both

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

(which compensation to a particular underwriter, broker, or dealer might be in excess of customary commissions and/or be changed from time to time). The selling stockholder and the underwriters, brokers, dealers, and/or agents who participate in a sale of the shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and the commissions paid or discounts allowed to any of the underwriters, brokers, dealers, or agents in addition to the profits, if any, of the underwriters, brokers, dealers, or agents should purchase any shares as a principal may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. See "Plan of Distribution."

         Certain of the underwriters, brokers, dealers, or agents may have other business relationships with the Company and/or its affiliates in the ordinary course.







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


     OUR BUSINESS AND AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT
        RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS"
                     BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                                   ___________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.
                                   ___________

         No dealer, salesperson, or other person has been authorized to give any information or to make any representations not contained in this prospectus or any prospectus supplement, and if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplement constitutes an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this prospectus or any prospectus supplement nor any sale made thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or the date of such supplement.

------------------- ----------------------------- -----------------------------
                                                      Proceeds to Selling
                           Price to Public                Stockholder
------------------- ----------------------------- -----------------------------
Per Share                        (l)                         (1)(2)
------------------- ----------------------------- -----------------------------
Total                            (1)                         (1)(2)
------------------- ----------------------------- -----------------------------

(1) The selling stockholder may from time to time effect the sale of the shares at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. See "Plan of Distribution" and "Selling Stockholder."

(2) We have agreed to prepare and file this prospectus and the related registration statement and supplements and amendments thereto required by the Securities Act of 1933 with the Securities and Exchange Commission, and to deliver copies of the prospectus to the selling stockholder. The expenses incurred in connection with the same, estimated at $28,062, will be borne by us. The selling stockholder and any broker-dealers, agents or underwriters who participate in a sale of the shares offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, and any commissions paid or discounts allowed to, and any profits received on resale of the shares by, any of them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. See "Plan of Distribution." We will not be responsible for any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the shares offered hereby, which expenses will be borne by the selling stockholder.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN OUR COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "PLAN OF DISTRIBUTION."



              The date of this Prospectus is November 4, 2004.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

     OUR OPERATING RESULTS ARE EXPECTED TO CONTINUE TO FLUCTUATE AND MAY NOT MEET OUR FINANCIAL GUIDANCE OR PUBLISHED ANALYST FORECASTS, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE SIGNIFICANTLY.

         Our past operating results, including our gross margins, have fluctuated from fiscal period to fiscal period. We expect our future operating results and gross margins will continue to fluctuate from fiscal period to fiscal period due to a number of factors, many of which are outside our control and any of which could cause our stock price to fluctuate. The primary factors that affect us include the following:

     o  changes in overall demand for our products;

     o the timing of the introduction and market acceptance of new products by us or competing companies;

     o  the timing and magnitude of research and development expenses;

     o changes in the estimation of the future size and growth rates of our markets;

     o  changes in our production efficiency;

     o disruptions in operations at any of our facilities or the facilities of any of our contract manufacturers for any reason;

     o  changes in our selling prices; and

     o  changes in foreign currency exchange risks.

         In addition, we have historically experienced somewhat lower activity during our first fiscal quarter than in other fiscal quarters which, we believe, is due principally to the lower level of orders and market activity during the summer months, particularly in Europe. We believe this seasonal aspect of our business is likely to continue in the future.


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

     IF DEMAND FOR OUR PRODUCTS DOES NOT MATCH MANUFACTURING CAPACITY, WE MAY UNDERUTILIZE OUR CAPACITY OR, ALTERNATIVELY, BE UNABLE TO FULFILL ORDERS IN A TIMELY MANNER, AND IN EITHER SITUATION OUR EARNINGS MAY SUFFER.

         The sale of our products is dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demands for their products. We may not be able to adapt production capacity and related cost structures to rapidly changing market conditions in a timely manner. When demand does not meet expectations, manufacturing capacity will likely exceed production requirements. We have at times increased our production capacity and the overhead that supports production based on anticipated market demand which has not always developed as expected. As a result, we have periodically underutilized our capacity, which has adversely affected our earnings due to existing fixed costs. In addition, conversely, if during a market upturn we cannot increase manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner, which in turn may have a negative effect on earnings and our overall business.

     IF OUR OPERATING RESULTS DO NOT CONTINUE TO IMPROVE IN THE LONG-TERM, WE MAY BE REQUIRED TO ESTABLISH A VALUATION ALLOWANCE AGAINST OUR NET DEFERRED TAX ASSETS.

         We evaluate whether our deferred tax assets can be realized and assess the need for a valuation allowance on an ongoing basis. As of June 30, 2004, we had recorded $12.2 million of net deferred tax assets related to the future tax benefit of certain expenses reported for financial statement purposes that have not yet been deducted on our tax returns. Realization of our net deferred tax assets is dependent on our ability to generate future taxable income. As of June 30, 2004, we had recorded a valuation allowance of $5.3 million to reserve for those deferred tax assets we believe are not likely to be realized in future periods. An additional valuation allowance would be recorded if it was more likely than not that some or all of our net deferred assets will not be realized. If we establish additional valuation allowances, we would record a tax expense in our consolidated statement of operations, which would have an adverse impact on our operating results.

     WE FACE RISKS FROM FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCY VERSUS THE U.S. DOLLAR AND THE COST OF CURRENCY EXCHANGE, WHICH AFFECT OUR COST OF SALES AND OPERATING MARGINS AND COULD RESULT IN EXCHANGE LOSSES.

         A large portion of our sales and expenses are denominated in foreign currencies. We purchase materials from suppliers and sell our products around the world and maintain investments in foreign subsidiaries, all denominated in a variety of currencies. As a consequence, we are exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange losses. Among the more significant potential risks to us of relative fluctuations in foreign currency exchange rates is the relationship among and between the U.S. dollar, the European monetary unit, Swiss franc, British pound, Swedish krona, Japanese yen, Korean won, Singapore dollar and Hong Kong dollar.

         We have a program of entering into foreign exchange forward contracts to minimize the risks associated with currency fluctuations on assets or liabilities denominated in other than the functional currency of us or our subsidiaries. It cannot be assured, however, that this program will effectively offset all of our foreign currency risk related to these assets or liabilities. These foreign exchange forward contracts do not qualify for hedge accounting. Other than this program, we do not attempt to reduce our foreign currency exchange risks by entering into foreign currency management programs. As a consequence, there can be no assurance that fluctuations in foreign currency exchange rates in the future as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the U.S. dollar, our financial reporting currency, or otherwise, will not adversely affect our results of operations. Moreover, fluctuations in exchange rates could affect the demand for our products.

         No assurance can be given that our strategies will prevent future currency fluctuations from having a material adverse affect on our business, financial condition and results of operations.

     WE MAY NOT BE SUCCESSFUL IN THE EXPANSION OF OUR BUSINESS OPERATIONS IN CHINA, WHICH COULD RESULT IN A LOSS OF OUR INVESTMENT AND THEREBY HARM OUR OPERATING RESULTS.

         We intend to continue to expand our business operations and sales in China. However, we may be unsuccessful in implementing this strategy as planned or at all. Factors that could inhibit our successful expansion into China include its highly cyclical business environment, historically poor recognition of intellectual property rights and poor performance in stopping counterfeiting and piracy activity.

     WE FACE NUMEROUS RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS, WHICH COULD CAUSE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS SINCE APPROXIMATELY TWO-THIRDS OF OUR REVENUES ARE DERIVED
     FROM INTERNATIONAL SALES.

         We market and sell our products and services outside the United States, and currently have employees located in China, France, Germany, Italy, Hong Kong, Japan, Singapore, South Korea, Sweden, Switzerland and the United Kingdom. Many of our customers and licensees are located outside the United States. As part of our strategy, we intend to expand our international sales, particularly in China. We face numerous risks in doing business outside the United States, including:

     o dependence on sales representatives or foreign distributors and their sales channels;

     o  longer accounts receivable collection cycles;

     o  less effective and less predictable protection of intellectual property;

     o trade protection measures, import or export licensing requirements, tariffs and other trade barriers;

     o unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

     o  a stronger U.S. dollar which could make our products more expensive;

     o changes in the political or economic condition of a specific country or region, particularly in emerging markets; and

     o  potentially adverse tax consequences.


         Such factors could cause our future international sales to decline.

         Our business practices in international markets are also subject to the requirements of the Foreign Corrupt Practices Act. If any of our employees are found to have violated these requirements, we could be subject to significant fines and other penalties.

         Our products are also subject to United States export control restrictions. In certain cases, we may not be permitted to export products without obtaining an export license. U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. The export of our high-performance oscilloscopes from the United States, which accounts for a material portion of our internationally derived revenue, is also subject to regulation under the Treaty for Nuclear Non-Proliferation. However, only a small portion of those oscilloscopes are sold in countries where that treaty restricts the end-user. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market. We cannot be certain that the U.S. government will approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. Our international sales and, because approximately two-thirds of our revenue is derived from sales outside the United States, our sales in general, could be materially harmed by our inability to obtain required licenses or by the costs of compliance.

         We may be greatly impacted by the political, economic, and military conditions in China, Taiwan, North Korea, and South Korea. These countries have recently conducted military exercises in or near the others' territorial waters and airspace. Such disputes may continue or escalate, resulting in economic embargoes, disruptions in shipping, or even military hostilities. This could severely harm our business by interrupting or delaying shipment of our products to or through these areas and/or reducing our sales in these areas.

     WE DEPEND ON SINGLE-SOURCE SUPPLIERS FOR SOME OF OUR PRODUCTS, AND THE LOSS OF THESE SUPPLIERS COULD HARM OUR BUSINESS BY INTERRUPTING OR TERMINATING OUR MANUFACTURE OF THOSE PRODUCTS.

         We purchase a small number of parts from single-source suppliers. In particular, several key integrated circuits that we use are made by International Business Machines, or IBM. Although we have not experienced significant production delays attributable to supply changes, we believe that, for integrated circuits in particular, alternative sources of supply would be difficult to develop over a short period of time. Because we have no direct control over our third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary parts or products, we may be unable to redesign or adapt our technology to work without such parts or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs, or quality control problems.

     WE DEPEND UPON KEY PERSONNEL AND QUALIFIED FUTURE HIRES TO IMPLEMENT OUR EXPANSION STRATEGY, AND IF WE ARE UNABLE TO RETAIN OR ATTRACT PERSONNEL WE MAY NOT BE ABLE TO MANAGE AND OPERATE SUCCESSFULLY AND WE MAY NOT BE ABLE TO MEET OUR STRATEGIC OBJECTIVES.

         Our success depends on the efforts and abilities of senior management and key employees in the sales, marketing, research and development, and manufacturing areas. Many of these employees would be difficult to replace. We do not have employment contracts with most of our key personnel. If we cannot retain existing key managers and employ additional qualified senior employees, our business, financial condition, and results of operations could be materially and adversely affected. We do not maintain "key man" life insurance policies on any of our personnel. Future expansion of operations will require us to attract, train and retain new personnel. In addition, we may be limited by non-solicitation agreements entered into by our key personnel with respect to hiring employees from our competitors. These factors could increase our operating expenses. If we are unable to recruit or retain a sufficient number of qualified employees, or the costs of compensation or employee benefits increase substantially, our business, results of operations or financial condition could be materially and adversely affected.

     THE ACTIONS WE TOOK AT THE END OF FISCAL 2001 THROUGH FISCAL 2003 IN RESPONSE TO THE REDUCED DEMAND FOR OUR PRODUCTS COULD HAVE LONG-TERM ADVERSE EFFECTS ON OUR BUSINESS.

         We experienced reduced demand for our products beginning in the fourth quarter of fiscal 2001 through the fourth quarter of fiscal 2003. In an effort to decrease expenses in response to this reduced demand, beginning at the end of fiscal 2001 and continuing through fiscal 2003, we consolidated certain operations, reduced the size of our workforce and increased operating efficiencies.

         There are several risks inherent in our cost-cutting initiatives to transition to a reduced cost structure. These include the risk that cost-cutting initiatives have impaired our ability to develop and market products effectively and remain competitive in the industries in which we compete. Cost reduction measures could have long-term adverse effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could have a material adverse effect on our business, results of operations or financial condition.

     WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL AND PROPRIETARY RIGHTS, WHICH WOULD DEPRIVE US OF A COMPETITIVE ADVANTAGE AND THEREBY NEGATIVELY IMPACT OUR ABILITY TO COMPETE.

         As a technology-based company, our success depends on developing and protecting our intellectual property. We rely generally on patent, copyright, trademark and trade secret laws in the United States and abroad. Electronic equipment as complex as most of our products, however, is generally not patentable in its entirety. We also license intellectual property from third parties and rely on those parties to maintain and protect their technology. We cannot be certain that actions we take to establish and protect proprietary rights will be adequate, particularly in countries where intellectual property rights are not highly developed or protected. If we are unable to adequately protect our technology, or if we are unable to continue to obtain or maintain licenses for protected technology from third parties, it may be difficult to design alternatives to such technology without incurring significant costs. Thus, the loss of intellectual property rights to technology could have a material adverse effect on our business, results of operations or financial condition.

         We are engaged in intellectual property litigation with Tektronix. On April 28, 2003, Tektronix filed a complaint against us in the United States District Court for the District of Oregon claiming that we infringed on eight of its U.S. patents. In our responsive pleading, we denied that we have infringed, or are infringing, on any of these patents, and contend that the patents are invalid. Four of these patents concern software user interface features for oscilloscopes, two concern circuitry and two concern probes. On August 5, 2003, we filed an amended counterclaim in the United States District Court for the District of Oregon claiming that Tektronix is infringing on three of our patents. Discovery in this case is ongoing and the outcome cannot be predicted.

         From time to time, in the ordinary course of business, we receive notices from third parties regarding intellectual property infringement or take action against others with regard to intellectual property rights. Even where we are successful in defending or pursuing such claims, we may incur significant costs. In the event of a successful claim against us, we could lose our rights to needed technology or be required to pay license fees for the infringed rights, either of which could have an adverse impact on our business.

     WE LICENSE CERTAIN INTELLECTUAL PROPERTY FROM THIRD PARTIES, AND THE LOSS OF THESE LICENSES COULD DELAY DEVELOPMENT OF FUTURE PRODUCTS OR PREVENT THE SALE OR ENHANCEMENT OF EXISTING PRODUCTS.

         We rely on licenses of intellectual property for our businesses, including technology used in our products. We cannot ensure that these licenses will be available in the future on favorable terms or at all. The loss of these licenses or the ability to maintain any of them on acceptable terms could delay development of future products or prevent the further sale or enhancement of existing products. Such loss could adversely affect our business, results of operations and financial condition.

     ACQUISITIONS, STRATEGIC ALLIANCES, AND JOINT VENTURES MAY RESULT IN FINANCIAL RESULTS THAT ARE DIFFERENT THAN EXPECTED.


         In the normal course of business, we engage in discussions with third parties relating to possible acquisitions, strategic alliances and joint ventures. On September 1, 2004, we entered into an Agreement and Plan of Merger with Computer Access Technology Corporation, or CATC, pursuant to which we acquired all of the outstanding shares of common stock of CATC on October 29, 2004. As a result of our acquisition of CATC and other transactions which may be consummated, our financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly-acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:


     o  the retention of key employees;

     o the management of facilities and employees in different geographic areas;

     o  the retention of key customers; and

     o the integration or coordination of different research and development, product manufacturing and sales programs and facilities.

         Any impairment of the value of purchased assets or goodwill could have a significant negative impact on our future operating results.

         All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

     WE MAY NOT BE ABLE TO OBTAIN THE CAPITAL WE NEED TO MAINTAIN OR GROW OUR BUSINESS.

         Our ability to execute our long-term strategy may depend to a significant degree on our ability to obtain long-term debt and equity capital. We have no commitments for additional borrowings at this time, other than our $75.0 million credit facility with The Bank of New York and the other lenders party thereto, which replaced our $25 million credit facility with The Bank of New York, or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain future additional financing on terms acceptable to us, or at all.


         The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

    o    our results of operations;

    o    general economic conditions and conditions in our industry;

    o    the perception in the capital markets of our business;

    o    our ratio of debt to equity;

    o    our financial condition;

    o    our business prospects; and

    o    changes in interest rates.


         In addition, certain covenants relating to our $75 million credit facility impose certain limitations on additional indebtedness. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures and reduce research and development expenditures. Any such actions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

     WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF VIOLATIONS OF OR LIABILITIES UNDER ENVIRONMENTAL LAWS.

         Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and third-party claims for property damage and personal injury as a result of violations of or liabilities under environmental laws or noncompliance with environmental permits.

         Our former subsidiary, Digitech Industries, Inc., has been involved in environmental remediation activities, the liability for which was retained by us and entirely reserved for after the sale of the Vigilant Networks segment and the residual assets of Digitech. Any liability beyond what is currently expected and reserved for could have a material adverse affect on our results of operations.

     WE ARE SUBJECT TO LAWS AND REGULATIONS GOVERNING GOVERNMENT CONTRACTS, AND FAILURE TO ADDRESS THESE LAWS AND REGULATIONS OR COMPLY WITH GOVERNMENT CONTRACTS COULD HARM OUR BUSINESS BY LEADING TO A REDUCTION IN REVENUE ASSOCIATED WITH THESE CUSTOMERS.

         We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

     IF WE ARE REQUIRED TO EXPENSE THE FAIR VALUE OF STOCK OPTIONS GRANTED UNDER OUR EMPLOYEE STOCK PLANS, OUR NET INCOME AND EARNINGS PER SHARE WOULD BE SIGNIFICANTLY REDUCED.

         There has been an increasing public debate about the proper accounting treatment for employee stock options. In March 2004, the Financial Accounting Standards Board, or FASB, issued an exposure draft entitled "Share-based Payment, an amendment of FASB Statements No. 123 and No. 95," requiring companies to expense the fair value of all employee equity-based awards granted, modified or settled. The tentative requirements would be effective for us in our 2006 fiscal year commencing July 2005 and would require any options issued or vesting on or after that date to be recognized as compensation expense in accordance with the future statement. Currently, we record compensation expense in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for option grants that have an exercise price below fair value. It is possible that future laws, regulations and accounting pronouncements will require us to record the fair value of all stock options as compensation expense in our consolidated statement of operations, which would have an adverse effect on our results of operations.

     WE HAVE A CREDIT FACILITY THAT CONTAINS FINANCIAL COVENANTS, AND THE FAILURE TO COMPLY WITH THESE COVENANTS COULD HARM OUR FINANCIAL CONDITION BECAUSE OUR CREDIT FACILITY MAY BE UNAVAILABLE TO US.

         We have a $75.0 million credit facility with The Bank of New York and the other lenders party thereto, which replaced our $25 million credit facility with The Bank of New York. We are subject to financial covenants under our credit facility, including interest coverage ratio, minimum total net worth, minimum total tangible net worth and liquidity ratio requirements. We expect that existing cash and cash equivalents, cash provided from operations, and borrowings pursuant to our credit facility will be sufficient to meet ongoing cash requirements. Failure to generate sufficient cash or comply with the financial covenants under our credit facility may adversely affect our business, results of operations, liquidity and financial condition.


                          RISKS RELATED TO OUR INDUSTRY

     WE OPERATE IN HIGHLY COMPETITIVE MARKETS AND THIS COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS.

         The oscilloscope market is highly competitive and characterized by rapid and continual advances in technology. Our principal competitors in this market are Tektronix and Agilent Technologies, Inc. Both of our principal competitors have substantially greater sales and marketing, development and financial resources than we do. We believe that Tektronix, Agilent and other competitors each offer a wide range of products that attempt to address most sectors of the oscilloscope market.

         We have historically engaged in intense competition with Tektronix. Some of our senior managers, including our chief executive officer and chief operating officer, are former employees of Tektronix. In 1994, we settled litigation with Tektronix alleging that our oscilloscope products infringed certain patents held by Tektronix by entering into a license agreement for the right to use that intellectual property. We are currently engaged in intellectual property litigation with Tektronix in which both sides have claimed that the other is infringing its patents. This litigation is described in more detail under Item 3, "Legal Proceedings," of Part I of our Annual Report on Form 10-K for the year ended June 30, 2004, which is incorporated herein by reference.

         We believe that the principal bases of competition in the oscilloscope market are a product's performance (bandwidth, sample rate, memory length and processing power), its price and quality, the vendor's name recognition and reputation, product availability and the quality of post-sale support. If any of our competitors surpass us or are perceived to have surpassed us with respect to one or more of these factors, we may lose customers. We also believe that our success will depend in part on our ability to maintain and develop the advanced technology used in our oscilloscope products and our ability to offer high-performance products at a favorable "price-to-performance" ratio. We cannot assure that we will continue to compete effectively.

     A PROLONGED ECONOMIC DOWNTURN COULD MATERIALLY HARM OUR BUSINESS BY DECREASING CAPITAL SPENDING.

         Negative trends in the general economy, including trends resulting from actual or threatened military action by the United States and threats of terrorist attacks on the United States and abroad, could cause a decrease in capital spending in many of the markets we serve. In particular, a downward cycle affecting the computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets would likely result in a reduction in demand for our products and would have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, if customers' markets decline, we may not be able to collect outstanding amounts due to us. Such declines could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to maintain profitability.

     WE MUST SUCCESSFULLY EXECUTE OUR STRATEGY TO INTRODUCE NEW PRODUCTS.

         One of our key strategies is to expand our addressable portion of the oscilloscope market by introducing new products such as sampling oscilloscopes. We have in the past withdrawn a product line due to implementation concerns. In August 2000, we divested our Vigilant Networks, Inc. subsidiary because, while its technology was potentially viable, the additional capital investment required for its commercial success was judged to be too high. The success of our new product offerings will depend on a number of factors, including our ability to identify customer needs properly, manufacture and deliver products in sufficient volumes on time, differentiate offerings from competitors' offerings, price products competitively and anticipate competitors' development of new products or technological innovations.

     WITHOUT THE TIMELY INTRODUCTION OF COMPETITIVE PRODUCTS, OUR PRODUCTS MAY BECOME TECHNOLOGICALLY OBSOLETE.

         We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. Without the timely introduction of new products, services and enhancements, our products may become technologically obsolete, in which case our revenue and operating results could suffer.

     WE COULD BE AFFECTED BY GOVERNMENT REGULATION AND OTHER LEGAL
     UNCERTAINTIES.

         We manufacture our products in the United States, and sell our products and purchase parts, components and sub-assemblies in a number of countries. We are therefore subject to various significant international, federal, state and local regulations, including but not limited to health and safety, product content, labor and import/export regulations. For example, the export of high-performance oscilloscopes from the United States is subject to regulation under the Treaty for Nuclear Non-Proliferation. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

                         RISKS RELATED TO THIS OFFERING

     OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID.

         The market price of our common stock fluctuates significantly. The stock price could fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include:

     o  historically low trading volume in our stock;

     o  announcements of developments related to our business;

     o announcements of technological innovations or new products or enhancements by us or our competitors;

     o  sales by competitors that could reduce our market share;

     o sales of common stock into the public market, including those by directors and members of management;

     o developments in our relationships with our customers, partners, distributors, and suppliers;

     o shortfalls or changes in revenue, gross margins, earnings or losses, or other financial results from analysts' expectations;

     o  regulatory developments;

     o  fluctuations in results of operations;

     o  trends in the seasonality of our sales; and

     o  general conditions in our market or the markets served by our customers.

         In addition, in recent years the stock market in general and the market for shares of technology stocks in particular have experienced extreme price fluctuations, which have often been due largely to factors other than the operating performance of the affected companies. We cannot ensure that the market price of our common stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our operating performance.

     ISSUANCE OF SHARES IN CONNECTION WITH FINANCING TRANSACTIONS OR UNDER STOCK PLANS AND OUTSTANDING WARRANTS WILL DILUTE CURRENT STOCKHOLDERS.

         Pursuant to our stock plans, our management is authorized to grant restricted stock awards or stock options to our employees, directors and consultants. In addition, we also have warrants outstanding to purchase shares of our common stock. Our stockholders will incur dilution upon exercise of any outstanding stock options or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

     ANTI-TAKEOVER PROVISIONS UNDER OUR STOCKHOLDER RIGHTS PLAN, CHARTER DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL AND COULD ALSO LIMIT THE MARKET PRICE OF OUR STOCK.

         Our stockholder rights plan, certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable. Certain provisions of our certificate of incorporation and bylaws allow us to:

     o authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

     o provide for a classified board of directors, with each director serving a staggered three-year term;

     o prohibit stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent; and

     o require advance written notice of stockholder proposals and director nominations.


         In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and stockholder rights plan and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or change in our board of directors could cause the market price of our common stock to decline.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "plan," "intend," and "expect" and similar expressions identify forward looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward looking statements are reasonable, these plans, intentions, or expectations may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward looking statements are set forth in this prospectus, including under the heading "Risk Factors." All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward looking statement, whether as a result of new information, future events, or otherwise.

    You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

                                   THE COMPANY

         We are a leading, worldwide provider of oscilloscopes as well as a provider of related test and measurement equipment and currently operate as one business segment in the Test and Measurement market. Our oscilloscopes are tools used by designers and engineers to measure and analyze complex electronic signals in order to develop high-performance systems, to validate electronic designs and to improve time to market. We currently offer four families of oscilloscopes, which address different solutions to the markets we serve:
WaveMaster(R), our highest performance product family; WavePro(R), which is targeted at the mid- to high-performance sector; WaveRunner(R), designed for the mid-performance sector of the market; and WaveSurfer(TM), designed for the lower-end of the performance sector of the market.

         We sell our products into a broad range of end markets, including the computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets. We believe that our products offer the strongest value proposition in these markets by providing advanced analysis capabilities coupled with innovative and proprietary technology features. We believe designers in all of these markets are developing products which rely on increasingly complex electronic signals to provide the features and performance their customers require. Our customers include leading original equipment manufacturers, or OEMs, such as BAE Systems, IBM, Maxtor, Raytheon, Robert Bosch, Seagate, Samsung and Siemens VDO.

    Test and measurement equipment is used in the design, development, manufacture, deployment and operation of electronic products and systems. This equipment is required to verify functionality and performance of new product designs and to ensure compliance to industry standards and overall product quality. These instruments are used across all electronic equipment industries, including computer, semiconductor, communications, consumer, automotive, defense and video. In addition, test and measurement equipment aid in the research and development of new products, testing of products in production, and maintenance and service of products in the field.

    According to Prime Data, Inc., an independent market research firm tracking the Test and Measurement industry, the market for this equipment exceeded $5.5 billion in 2003. While the overall market is made up of hundreds of different types of instruments and measurement tools, the largest single product category is oscilloscopes, which are utilized by engineers for testing and analyzing electronic signals. Prime Data estimates that oscilloscopes represented approximately $845 million of the overall $5.5 billion market in 2003.

    Today's oscilloscopes are digital devices that capture electronic signals and convert the voltage values to digital representations, which are stored in computer memory, allowing the instrument to not only display the signal on a screen, but also to analyze the signal's characteristics. The ability of an oscilloscope to conduct in-depth analysis of a complex electronic signal's characteristics and trends is referred to as wave shape analysis, which is increasingly important as signals become more complex. Generally, our customers utilize our products to verify that a circuit is behaving as designed or to measure the signal in order to gain a basic understanding of signal performance and how it operates within their products.

         We were founded in 1964 and are incorporated in the State of Delaware. Our principal executive offices and manufacturing facilities are located at 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977 and our telephone number is
(845) 425-2000. Our website is located at www.lecroy.com. The information contained on our website is not part of this prospectus. We sell our products and provide service worldwide through wholly-owned subsidiaries and representatives.

                                 USE OF PROCEEDS

        All of the shares sold in this offering will be sold by the selling stockholder. We will not receive any proceeds from the sale by the selling stockholder of the shares offered in this prospectus.

        The selling stockholder currently holds a warrant to purchase a total of 28,571 shares of our common stock at an exercise price of $17.50 per share, subject to adjustment. In the event the selling stockholder exercises the warrant for all of the 28,571 shares and pays the exercise price in cash, we would receive proceeds of $499,992.50. We intend to use any proceeds we receive from the exercise of the warrant for working capital and general corporate purposes.
                               SELLING STOCKHOLDER

         On June 15, 2004, the selling stockholder acquired a warrant from SG Cowen Securities Corporation to purchase up to 28,571 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act of 1933. We had issued the warrant to SG Cowen Securities Corporation in connection with a private placement of our common stock in August 2001. The selling stockholder may purchase the shares subject to the warrant any time before 5:00 p.m. Eastern Standard Time on August 15, 2006 at a price of $17.50 per share. Under the terms of the warrant, we agreed to prepare and file with the Securities and Exchange Commission, no later than 120 days after June 15, 2004, a Registration Statement on Form S-3 relating to the sale of the shares subject to the warrant by the selling stockholder from time to time.


         As of October 29, 2004, the selling stockholder held of record no shares of our common stock. The selling stockholder has not, within the past three years, held any position, office or had any other material relationship with the Company or its affiliates.

         As of October 29, 2004, there were 12,114,554 shares of our common stock issued and outstanding.

         The following table sets forth certain information regarding the selling stockholder's beneficial ownership of our common stock as of October 29, 2004 and as adjusted to reflect the sale of all of the common stock offered hereby by the selling stockholder.

                                                                    SHARES TO BE
NAME OF SELLING    SHARES OWNED PRIOR TO                            OWNED AFTER
  STOCKHOLDER        PRIOR TO OFFERING       SHARES OFFERED (2)      OFFERING

Capital Ventures        28,571 (1)                 28,571               0
  International

     (1) Consists of shares of common stock which Capital Ventures International may acquire upon the exercise of a warrant exercisable at any time before 5:00 p.m. Eastern Standard Time on August 15, 2006.

     (2) See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         The sale or distribution of the shares offered hereby may be affected directly to purchasers by the selling stockholder (including its donees, transferees, pledgees or other successors in interest) as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any exchange or in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market, (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the shares or (iv) by any other legally available means. To the extent legally permissible, the selling stockholder may also sell shares short and deliver the shares offered hereby to close out such short positions or loan or pledge shares to broker-dealers that in turn may sell such securities. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. The selling stockholder may effect such transactions by selling the shares directly to purchasers or by selling shares to or through underwriters, brokers or dealers and such underwriters, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the shares for whom such underwriters, brokers or dealers may act as agent, or to whom they sell as principal, or both (which compensation to a particular underwriter, broker or dealer might be in excess of customary commissions or be changed from time to time). The selling stockholder and any underwriters, brokers, dealers or agents who participate in a sale of the shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and the commissions paid or discounts allowed to any of such underwriters, brokers, dealers or agents in addition to any profits received on resale of the shares if any of such underwriters, brokers, dealers or agents should purchase any shares as a principal may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         Certain of any such underwriters, dealers, brokers or agents may have other business relationships with us and/or our affiliates in the ordinary course.

         Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers.

         We will pay all of the expenses incident to the registration, offering and sale of the shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and their officers, directors and controlling persons (within the meaning of the Securities Act of 1933) against certain liabilities, including liabilities under the Securities Act of 1933. We will not receive any of the proceeds from the sale of any of the shares by the selling stockholder.

         If all or a portion of the shares are offered through an underwritten offering, the terms of such underwritten offering, including the initial public offering price, the names of the underwriters and the compensation, if any, of such underwriters, will be set forth in an accompanying prospectus supplement.

         Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters and any other person participating in the distribution of the shares to bid for and purchase our common stock. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If any underwriters create a short position in the shares in connection with the offering, selling more shares than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing shares of common stock in the open market. Purchases of our common stock for the purpose of stabilization or to reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases. In addition, rules of the Securities and Exchange Commission may limit the timing of purchases and sales of shares of our common stock by the selling stockholder and any other such person. All of the foregoing may limit the marketability of the shares and the ability of any underwriter, broker, dealer or agent to engage in market making activities.

                                  LEGAL MATTERS

         Fish & Richardson P.C., Boston, Massachusetts, will pass upon the validity of our common stock offered in this offering. Roger D. Feldman, a principal at Fish & Richardson P.C., is one of our Assistant Secretaries.
Mr. Feldman holds, as trustee of certain trusts, an aggregate of 49,370 shares of our common stock. Mr. Feldman disclaims beneficial ownership of these shares.

                                     EXPERTS

         The consolidated financial statements of LeCroy Corporation and subsidiaries as of June 30, 2004 and 2003 and for the years then ended and related financial statement schedule for the years ended June 30, 2004 and 2003, have been incorporated by reference herein from our Annual Report on Form 10-K for the year ended June 30, 2004 and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

         Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule for the year ended June 30, 2002 included in our Annual Report on Form 10-K for the year ended June 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule for the year ended June 30, 2002 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's website at http://www.sec.gov. Our common stock is traded on the Nasdaq National Market. Materials that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. You should refer to the Registration Statement on Form S-3, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

         Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus, other than exhibits to documents, unless the exhibits are specifically incorporated by reference into this prospectus. We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed by us from time to time with the SEC pursuant to the Securities Exchange Act of 1934. Requests for copies should be directed to our Chief Financial Officer at LeCroy Corporation, 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977, (845) 425-2000.

                  INFORMATION WE ARE INCORPORATING BY REFERENCE

         We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Annual Report on Form 10-K for the year ended June 30, 2004 filed on September 7, 2004;

     o The sections entitled "Security Ownership of Certain Beneficial Owners and Management," "Proposal No. 1 Election of a Class of Directors," "Executive Compensation and Other Information," "Certain Relationships and Related Transactions," "Principal Accountant Fees and Services" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement on Amendment No. 1 to Schedule 14A filed on September 28, 2004;


     o Current Reports on Form 8-K filed on August 4, 2004, September 2, 2004, September 3, 2004, September 8, 2004, November 2, 2004 and
        November 4, 2004; and


     o The description of our common stock contained in our registration statement on Form S-1 (File No. 33-95620) filed on August 9, 1995, including any amendments or reports filed for the purpose of updating that description.

         You may request a copy of these filings at no cost, other than exhibits unless those exhibits are specifically incorporated by reference herein, by writing or telephoning us at the following address:

         LeCroy Corporation
         700 Chestnut Ridge Road
         Chestnut Ridge, NY 10977
         Attention: Chief Financial Officer
         (845) 425-2000

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information we incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer period is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.